

Mail Stop 3720

September 14, 2007

Peter Lurie, Esq.
Secretary
Virgin Mobile USA, Inc.
10 Independence Boulevard
Warren, NJ 07059

> **Re: Virgin Mobile USA, Inc.**
> **Amendment No. 4 to Form S-1**
> **Filed September 5, 2007**
> **File No. 333-142524**

Dear Mr. Lurie:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Offering, page 8

Use of Proceeds, page 8

1.   The density and complicated nature of the discussion of your use of proceeds makes the disclosure difficult to read. Please highlight at the beginning of your discussion that Virgin Mobile USA, Inc. will not retain any of the proceeds from this offering. Furthermore, please set forth each intended use in a bullet point. Make similar revisions to your "Use of Proceeds" section on page 44.

Risk Factors, page 16

As an MVNO, we are dependent on Sprint Nextel for our wireless network..., page 20

2.   We have noted the disclosure added to your risk factor ("As an MVNO, we are
        dependent on Sprint Nextel…"). This risk factor contains multiple risks, and its
        length obscures the risks you are trying to convey. Please revise the risk factor to
        summarize each discrete risk under a separate heading. Please also revise the two
        lengthy risk factors on pages 28 through 31 regarding your tax agreements with
        Sprint Nextel and the Virgin Group to clearly and succinctly discuss each risk.

Management, page 120

Summary Compensation Table, page 141 &

3.   It is unclear why the amounts paid to your named executive officers under the
        Annual Incentive Plan were categorized as an "Annual Bonus" in your summary
        compensation table and why the estimated future payouts under that plan were
        omitted from your grants of plan-based awards table. Please revise the tables to
        disclose the amounts you paid (and have estimated you will pay) under your
        Annual Incentive Plan as non-equity incentive plan compensation for 2006.
        Alternatively, in your response to this comment letter, please tell us why the
        amounts that have been, and will be, paid under that plan for 2006 should be
        categorized as a "bonus," keeping in mind the staff's guidance in Section 4.02 of
        the Item 402 Compliance and Disclosure Interpretations, as well as the
        Commission's discussion in Section 2.C.1.f. of Release No. 33-8732A. Provide a
        similar analysis with respect to your categorization of the amounts paid under the
        Debt Bonus Plan.

4.   Please revise the grants of plan-based awards table on page 142 to separate
        "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" from
        "Estimated Future Payouts Under Equity Incentive Plan Awards."

Exhibits

5.   We note that each of the publicly-filed versions of Exhibits 10.4 and 10.13 did not
        include various schedules and exhibits to the agreements. Please file the entirety
        of Exhibits 10.4 (Amended and Restated Credit Agreement) and Exhibit 10.13
        (Subordinated Credit Agreement).

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Derek B. Swanson, Attorney-Adviser, at (202) 551-3366, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions
.

Sincerely,

/s/ Kathleen Krebs
For Larry Spirgel
Assistant Director